CHINA BIO ENERGY HOLDING GROUP CO., LTD.
c/o XI’AN BAORUN INDUSTRIAL DEVELOPMENT CO., LTD.
DONGXIN CENTURY SQUARE, 7TH FLOOR
HI-TECH DEVELOPMENT DISTRICT
XI’AN, SHAANXI PROVINCE, PRC 710043

July 1, 2008

Anne Nguyen Parker
United States Securities and
Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Bio Energy Holding Group Co., Ltd. (the “Company”)
Form S-1 (the “Registration Statement”)
File Number 333-147953

Dear Ms. Nguyen Parker:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. on Thursday, July 3, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BIO ENERGY HOLDING GROUP CO., LTD.

By:	/s/ Gao Xincheng
Name: Gao Xincheng Title: Chief Executive Officer